UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025.

Commission File Number 001-42308

CLICK HOLDINGS LIMITED

(Translation of registrant’s name into English)

Unit 709, 7/F., Ocean Centre

5 Canton Road

Tsim Sha Tsui, Kowloon

Hong Kong

Telephone: +852 2691 8900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Second Amended and Restated Memorandum and Articles of Association

As approved by the shareholders of Click Holdings Limited (the “Company”) at the general meeting of shareholders held on April 14, 2025, the Company filed the Second Amended and Restated Memorandum and Articles of Association (the “Second A&R M&AA”), which became effective on April 23, 2025, upon the registration by the Registrar of Corporate Affairs of the British Virgin Islands.

The complete text of the Second A&R M&AA is filed herewith as Exhibit 3.1

Exhibits

Exhibit No.	Description

3.1	Second Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused their report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2025	CLICK HOLDINGS LIMITED

	By:	/s/ Chan Chun Sing
Chan Chun Sing Chief Executive Officer

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